EXHIBIT 1

FOR IMMEDIATE RELEASE	18 April 2012

WPP PLC (“WPP”)

Penn Schoen Berland acquires First Movies International

WPP announces that Penn Schoen Berland, its wholly-owned global strategic communications consultancy firm, has acquired First Movies International (“First Movies”) which has operations in London and Los Angeles.

Founded in 2000, First Movies is a research-based strategic consultancy that serves film companies on a global basis. Clients include many of the major film studios, independent distributors, production companies and industry affiliates. The business employs research consultants in the US and UK and key partners include Disney, Paramount, Sony Pictures and 20th Century Fox.

First Movies’ capabilities will complement Penn Schoen Berland’s existing media and entertainment practice by giving it a bigger footprint and an increased capability to service its clients’ global research needs.

This acquisition continues WPP’s strategy of investing in important and fast-growing markets and sectors.

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204